UNIVERSAL FOG INC.

1808 South 1st Ave

Phoenix, Arizona 85003

(602) 254-9114

August 26, 2005

Mr. Brian K. Bhandari

Staff Accountant

Securities and Exchange Commission

Washington, DC, 20549

RE:	Universal Fog, Inc.
Item 4.01 Form 8-K
Filed August 18, 2005
File No. 000-51060

Dear Mr. Bhandari:

We have made the requested revisions to the Form 8-K as follows:

1.	We have added the phrase “and through the date of dismissal (June 10, 2005)
2.	We have included a letter from Gately & Associates, LLC as an Exhibit 16.

We have attached a marked copy of the body of the amended 8-K to expedite your review.

In connection with your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Furthermore, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alvin L. Dahl

Universal Fog, Inc.

Alvin L. Dahl, CPA

Interim Chief Financial Officer